Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 25, 2010 relating to the financial statements and financial statement schedule of EOG Resources, Inc. and subsidiaries and the effectiveness of EOG Resources, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of EOG Resources, Inc. for the year ended December 31, 2009 (which (1) expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph relating to EOG Resources, Inc.’s adoption of Accounting Standards Update No. 2010-3, “Oil and Gas Reserve Estimation and Disclosures,” effective December 31, 2009 and (2) expresses and unqualified opinion on the effectiveness of EOG Resources, Inc.’s internal control over financial reporting.).
/s/ Deloitte & Touche LLP
Houston, Texas
May 4, 2010